510 Burrard St, 3rd Floor
Date: May 15, 2013	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: AMERICAN BONANZA GOLD CORP. (AMENDMENT)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 10, 2013
Record Date for Voting (if applicable) :	May 10, 2013
Beneficial Ownership Determination Date :	May 10, 2013
Meeting Date :	June 26, 2013 (AMENDED)
Terminal City Club
Meeting Location (if available) :	837 W Hastings St,
Vancouver, B.C.
V6C 2X1
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	024638108	CA0246381085

Sincerely,

Computershare
Agent for AMERICAN BONANZA GOLD CORP.